SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 04 April, 2025

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	bp chair announces intention to step down dated 04 April 2025

Exhibit 1.1

press release

4 April 2025

bp chair announces intention to step down;
board launches search for successor

bp today announced that the company's board of directors has initiated a succession process to select a new Chair, after Helge Lund informed the board of his intention to step down in due course.

The succession process is being led by Dame Amanda Blanc, in her capacity as Senior Independent Director, with support from the wider board.

It is intended that the successful candidate will join the board and work together with Helge to ensure an orderly transition ahead of taking on the role of Chair, at which point Helge will step down from the board, most likely during 2026.

Whilst this succession process progresses, the board's focus will remain on overseeing management's delivery of the new strategy and this will continue to be their key priority under the new Chair.

Helge said: "Having fundamentally reset our strategy, bp's focus now is on delivering the strategy at pace, improving performance and growing shareholder value. Now is the right time to start the process to find my successor and enable an orderly and seamless handover. The board and I are committed to supporting Murray and his team, and to overseeing bp's delivery of its strategic and financial objectives as we set out in our recent Capital Markets Update."

Amanda said: "We are starting a comprehensive search to identify Chair candidates with the credibility and relevant experience to lead the board and continue driving management's safe execution of the reset strategy."

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of BP p.l.c., is Ben Mathews, Company Secretary.

Further information:
bp press office, London: bppress@bp.com, 07831 095541

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 04 April 2025
/s/ Ben J. S. Mathews
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Ben J. S. Mathews
Company Secretary